Exhibit 12.1

EDISON INTERNATIONAL

RATIOS OF EARNINGS TO FIXED CHARGES

(Millions of Dollars)

	2005	2006	2007	2008	2009	6 Months Ended June 30, 2010
Earnings:
Income from continuing operations before tax and noncontrolling interest	1,760	1,855	1,799	1,944	854	612
Less: Income from equity investees	136	79	79	31	42	39

Income from continuing operations before income from equity investees, tax and noncontrolling interest	1,624	1,776	1,720	1,913	812	573
Add:
Fixed charges (see below)	1,007	1,028	992	939	948	470
Amortization of capitalized interest	3	2	3	4	6	3
Distributed income of equity investees	58	61	33	24	31	39
Loss of equity investees for which charges arising from guarantees are included in fixed charges	—	—	—	—	—	—
Subtract:
Interest capitalized	(1)	(11)	(28)	(35)	(23)	(27)
Preference security dividend requirements of consolidated subsidiaries – pre-tax basis	—	—	—	—	—	—
Noncontrolling interest of subsidiaries that have not incurred fixed charges – pre-tax basis	(167)	(139)	(156)	(82)	(45)	—

Earnings as adjusted	2,524	2,717	2,564	2,763	1,729	$1,058

Fixed Charges (1):
Interest expenses – net of capitalized interest and AFUDC	790	806	752	700	732	343
Add: AFUDC	14	19	25	27	32	22

Interest expenses – net of capitalized interest	804	825	777	727	764	365
Interest capitalized (2)	1	11	28	35	23	27
Interest portion of rental expense (3)	201	191	186	176	160	77
Allocable portion of interest on long-term contracts for purchased power (4)	1	1	1	1	1	1
Preferred and preference stock dividend requirement – pre-tax basis	—	—	—	—	—	—

Total fixed charges	1,007	1,028	992	939	948	$470

Ratio	2.51	2.64	2.58	2.94	1.82	2.25

(1)	Interest expenses associated with income taxes are reflected as a component of income tax expense and are excluded from the determination of fixed charges.
(2)	Includes fixed charges associated with Nuclear Fuel and capitalized interest of fifty-percent owned partnership. The amount for 2006 is restated.
(3)	Rentals include the interest factor relating to certain significant rentals plus one-third of all remaining annual rentals, except for amounts allocated to power purchase contracts that are classified as operating leases.
(4)	Allocable portion of interest included in annual minimum debt service requirement of supplier.